April 25, 2016

Dear FirstEnergy Corp. Shareowner:

Support Shareowner Proposal #7 at FirstEnergy Corp. Regarding Climate Change Reporting

CalPERS is the largest state public pension fund in the United States with $3011 billion in total assets under management and long-term owner of approximately 1,681,600 shares in FirstEnergy Corp. CalPERS will be voting FOR shareowner proposal #7 at the company’s May 17, 2016 annual meeting of shareowners. We believe this request is of particular significance in light of the global consensus regarding climate change and emission reduction targets reflected in the Paris Agreement. The importance of the proposal’s request is also underscored by the efforts of Financial Stability Board (FSB), an international body mandated by G-20 leaders to develop efficient climate-related financial risk disclosures.

Climate Change Reporting – Request for an Assessment on the Financial Risks of Stranded Carbon Assets

Consistent with the CalPERS Investment Beliefs we believe effective management of environmental factors, including those related to climate change risk, increase the likelihood that companies will perform well over the long-term. We support the request of proposal #7 asking the company to issue a report quantifying the potential financial losses to the company associated with stranding of its coal generation facilities under a range of climate change driven regulation scenarios that mandate greenhouse gas reductions beyond those required by the Clean Power Plan.

CERES Carbon Asset Risk Initiative – A History of Engagement

The request for Climate Risk Reporting at FirstEnergy Corp. has been built on a history of engagement. In September 2013, CERES launched the Carbon Asset Risk Initiative with a group of 75 investors including CalPERS requesting FirstEnergy Corp. and other companies review and provide reporting related to climate change risk. Through the leadership of CERES and efforts of long-term investors we are hopeful companies will begin to recognize the importance of providing shareowners a better understanding of how they plan to address climate change consistent with the Paris Agreement.

1CalPERS total assets under management at fiscal year ending June 30, 2015.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to FirstEnergy Corp.

Vote FOR Shareowner Proposal #7 Requesting a Climate Change Reporting

CalPERS believes investors will benefit if the company provides accurate and timely disclosure surrounding environmental risks and opportunities associated with climate change.  As a significant FirstEnergy Corp. investor we encourage shareowners to support proposal #7.

Should you have any questions about the CalPERS vote please feel free to contact Todd Mattley, CalPERS Investment Officer and Global Head of Proxy Voting at Todd_Mattley@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,
Anne Simpson
Investment Director
Director of CalPERS Global Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to FirstEnergy Corp.